FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

2.	Nomura Announces Dividend for Current Fiscal Year and Dividend Policy for Upcoming Fiscal Year

3.	Notification of Impairment Charge on Equity-method Investees in Consolidated Financial Statements

4.	Notification of Impairment Charge on Investments in Subsidiaries and Affiliates in Unconsolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 27, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Reports Third Quarter Financial Results

Tokyo, January 27, 2009—Nomura Holdings, Inc. today reported consolidated financial results for the third quarter of the fiscal year ending March 31, 2009.

Nomura booked net revenue for the third quarter of negative 49.7 billion yen (US$547 million)1, a pre-tax loss of 399.5 billion yen (US$4.4 billion), and a net loss of 342.9 billion yen (US$3.8 billion).

“Last quarter was extraordinary for our industry and Nomura was no exception,” said Kenichi Watanabe, Nomura President and CEO. “However, our financial position remains strong and we are seeing results from the integration of our extensive client platform in Japan with the Lehman franchise internationally. The new team has already worked on a number of cross-border M&A deals and our flow businesses continue to gain traction.”

Nomura today also announced a number of strategic initiatives aimed at returning the firm to profitability as soon as possible. In order to boost revenues, Nomura plans to further focus resources on increasing its share of flow businesses and expanding its client base, while moving faster to scale down or exit non-core businesses. Nomura will continue to reduce its assets and cut expenses. Nomura will also maintain its flexible capital policy to ensure it is positioned for future growth.

For the third quarter, the firm will pay a dividend of 8.5 yen per share, in line with the target dividend announced at the beginning of the current fiscal year. However, Nomura plans to forgo paying a dividend in the fourth quarter, thereby fixing its overall dividend for the year at 25.5 yen per share.

A new dividend policy will be adopted for the fiscal year ending March 31, 2010, which aims for stable dividend payouts using a consolidated dividend payout ratio of 30% as a key indicator. The payment will also be revised from quarterly to semi-annual.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 90.79 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Domestic Retail

Domestic Retail remained profitable throughout the quarter despite the difficult market environment, recording net revenue of 69.7 billion yen and pre-tax income of 2.3 billion yen. As a result of the fall in the stock market, Domestic Retail client assets declined by 10 trillion yen compared to the end of September to 58.3 trillion yen.

A number of offerings including a public offering by Mitsubishi UFJ Financial Group and a subordinated bond issuance by Nomura Holdings saw robust demand during the quarter. Customer traffic increased considerably at branch offices nationwide as retail investors sought advice on the dematerialization of stock certificates in Japan and looked to invest in equities. Net asset inflow for the third quarter was 1.44 trillion yen. Nomura’s retail client base continued to increase with total accounts with an outstanding balance up 160,000 from the prior quarter to 4,440,000 accounts.

Global Markets

Global Markets booked net revenue of negative 171.1 billion yen and a pre-tax loss of 295.5 billion yen. One-off losses including Nomura’s exposure to Iceland and Madoff were booked during the quarter in addition to trading losses resulting from unprecedented market volatility.

Progress continues on integrating the Lehman franchise and some early successes include an increase in activity in the Japanese government bond and equity flow businesses, the provision of currency solutions for investment banking transactions in Asia, and a large portfolio-related transaction for a European financial institution.

Global Investment Banking

Global Investment Banking reported net revenue of 22.7 billion yen and a pre-tax loss of 19.9 billion yen. Although revenues rebounded on large underwriting deals such as Mitsubishi UFJ Financial Group’s public offering, costs increased due to the acquisition of the Lehman franchise.

In a first for the firm, Nomura topped the Asia (ex-Japan) M&A financial advisors league table2. The integration of the Lehman franchise is producing steady results and Nomura has had a string of successes in cross-border M&A deals such as Sinopec’s acquisition of Canada’s Tanganyika Oil.

[2]	Source: Thomson Reuters, CY2008

Global Merchant Banking

Global Merchant Banking recorded net revenue of negative 35 billion yen for the quarter and a pre-tax loss of 37.6 billion yen due primarily to write-downs on private equity investments.

Asset Management

Net revenue in Asset Management was 10.8 billion yen and a pre-tax loss of 2.1 billion yen was booked primarily due to a decline in assets under management resulting from the slump in stock prices and appreciation of the yen. Write-downs were also made to the value of pilot funds used for product development.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Dividend for Current Fiscal Year and Dividend Policy

for Upcoming Fiscal Year

Tokyo, January 27, 2009—Nomura Holdings, Inc. today announced a third quarter dividend for the fiscal year ending March 31, 2009, of 8.5 yen per share, in line with its target dividend.

In addition, Nomura will forgo payment of a year-end dividend for the current fiscal year as the firm expects to finish the year at a net loss due to turmoil in the financial markets and the global economic slowdown. As such, the forecast for the total annual dividend is 25.5 yen per share, including the dividends already paid throughout the year. The record date for the third quarter dividend is December 31, 2008.

Nomura also announced today a new dividend policy for the fiscal year ending March 31, 2010, which aims for stable dividend payouts using a consolidated dividend payout ratio of 30% as a key indicator.

The payment will be revised from quarterly (record dates: June 30, September 30, December 31 and March 31) to semi-annual (record dates: September 30 and March 31) in principle.

Record Date	Dividend Per Share
	1st Quarter	2nd Quarter	3rd Quarter	Year-end		Annual
	JPY	JPY	JPY	JPY		JPY
Previous Forecast	—	—	—	8.50	*1	34.0	*1
Revised Forecast	—	—	—	0	*2	25.50
Fiscal Year Ending March 31, 2009	8.50	8.50	8.50	—		—
Fiscal Year Ended March 31, 2008	8.50	8.50	8.50	8.50		34.0

Notes:

1.	If Nomura had achieved a sufficient level of profit, the year-end cash dividend would have been increased.
2.	Matters relating to the year-end dividend shall be determined by a resolution of the Board of Directors at the end of April.

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Notification of Impairment Charge on Equity-method Investees in Consolidated Financial Statements

Tokyo, January 27, 2009—In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment charge on its investments in the shares of equity-method investees in its consolidated financial statements for the third quarter of the fiscal year ending March 31, 2009.

The impairment is due mainly to a decline in the share price of a US fund management firm which a US subsidiary of Nomura invests in. The impact for the third quarter of the fiscal year ending March 31, 2009, has been reflected in Nomura Holdings’ consolidated financial statements announced today. The impairment shown below is the cumulative amount for the current fiscal year ending March 31, 2009, and includes the 23.3 billion yen impairment recorded in the first quarter.

(billions of yen, except percentages)
(A) Impairment on Investments in Equity-method Investees on Consolidated Financial Statements for the year ending March 31, 2009	88.4

(B) Net Assets as of March 31, 2008 (A)/(B)	1,988.1 (4.4)%

(C) Average of income (loss) from continuing operations before income taxes for the five fiscal years ended March 31 between 2004 and 2008	251.0
(A)/(C)	(35.2)%

(D) Average of income (loss) from continuing operations for the five fiscal years ended March 31 between 2004 and 2008	149.4
(A)/(D)	(59.2)%

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

Notification of Impairment Charge on Investments in Subsidiaries and

Affiliates in Unconsolidated Financial Statements

Tokyo, January 27, 2009—In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, Nomura Holdings, Inc. today announced that it has recorded an impairment charge on its investment in the shares of subsidiaries and affiliates in its unconsolidated financial statements for the third quarter of the fiscal year ending March 31, 2009.

The impairment is mainly due to a decrease in the net asset value of shares of a trading entity in Europe and a subsidiary investing in a US fund management firm. The impact for the third quarter of the fiscal year ending March 31, 2009, has been reflected in Nomura Holdings’ consolidated financial statements announced today.

(billions of yen, except percentages)
(A) Impairment of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2009	264.4

(B) Net Assets as of March 31, 2008 (A)/(B)	1,423.7 (18.6)%

(C) Ordinary income for the fiscal year ended March 31, 2008 (A)/(C)	246.2 (107.4)%

(D) Net income for the fiscal year ended March 31, 2008 (A)/(D)	54.0 (489.6)%

Ends

For further information please contact:

Name	Company	Telephone
Shuji Sato	Nomura Holdings, Inc.	81-3-3278-0591

Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: domestic retail, global markets, global investment banking, global merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.